

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2007 AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 6.7%, Operating Income Increased 73.0%, EBITDA$^{(1)}$ Up 25.3%, Net Income Increased 86.5% to US$0.19 per ADR

YEAR TO DATE

Revenues Up 9.5%, Operating Income Increased 34.5%, EBITDA$^{(1)}$ Up 21.0%, Net Income Increased 30.3% to US$0.96 per ADR

(Santiago, Chile, August 1, 2007) -- CCU (NYSE: CU, Santiago: CCU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2007. All US$ figures are based on the exchange rate effective June 30, 2007 (US$1.00 = Ch$526.86).

COMMENTS FROM THE CEO

We are very pleased with the results obtained during the second quarter of 2007. Consolidated volumes increased 4.2%, revenues grew 6.7%, operating income increased 73.0%, net income grew 86.5% and EBITDA increased 25.3%. These results are attributable to an improved performance in all of our business segments during the quarter, as a consequence of strong volumes, higher margins and a controlled cost structure.

---

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.



The Chilean beer segment performed well during this period, with 13.5% higher operating income, mainly explained by higher volumes and prices that increased by 1.9% and 3.9%, respectively, as well as control over expenses which served to offset some costs pressures during the quarter. In April, we launched Cristal Black Lager, a brand extension of our main brand Cristal, a dark beer with an intense color and a toasted aroma, in addition to the red beer −Cristal Red Ale− launched a year ago.

The Argentine beer business grew its revenues by 20.0% and improved its operating income by Ch$236 million (US$0.4 million), mainly due to a 20.8% growth in volumes. Prices increased in dollar terms due to a higher mix of premium products, such as Heineken and Budweiser, as well as one-way packaging.

During the quarter, the soft drinks, nectar and mineral water segment grew its operating income by 164.7%, mainly as a consequence of higher prices and lower costs of sales. During this period we introduced a new product: "Watt's Kids", a juice for kids enriched with calcium, vitamins and with no sugar added.

The wine business also had a positive performance during the quarter, improving its operating results by Ch$1,238 million (US$2.3 million), mainly due to lower raw material costs, higher average export prices in dollar terms and higher volumes sold in the Chilean domestic market, as well as in the Argentine wine business. Viña San Pedro S.A. (VSP) will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continue improving its results.

Finally, during the second quarter Compañía Pisquera de Chile expanded its offerings to include imported rum by introducing the "Sierra Morena" brand. This new product allows CCU to enter into a new fast growing category in the Chilean beverage market. The spirits category had a good performance during the quarter, improving its operating income by Ch$957 million (US$1.8 million) as a consequence of CPCh's focus on pisco premium products and cocktails.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'07   Total revenues increased by 6.7% to Ch$120,936 million (US$229.5 million), as a result of 4.2% higher consolidated volumes and 2.0% higher average prices. Consolidated volumes growth is explained by an increase of 20.8% in beer Argentina, 22.0% in nectars, 1.9% in beer Chile, 4.1% in domestic wine, 3.7% in spirits and 12.0% in the Argentine wine business, partially offset by lower volume sales of mineral water and soft drinks. The increase in average prices is explained by higher prices of Chilean export wine, Argentine wine, spirits, soft drinks and beer Chile, partially offset by lower prices of domestic wine and beer Argentina measured in Chilean pesos.



YTD   Accumulated revenues increased 9.5%, amounting to Ch$283,301 million (US$537.7 million).



Revenues by segment

	Q2 (US$ million)				
	2006		**2007**		% Chg.
Beer - Chile	76.5	35.6%	**80.8**	**35.2%**	5.5%
Beer - Argentina	19.1	8.9%	**22.9**	**10.0%**	20.0%
Soft Drinks & Mineral Water	59.1	27.5%	**61.8**	**26.9%**	4.6%
Wine	39.6	18.4%	**41.6**	**18.1%**	5.0%
Spririts	15.9	7.4%	**17.4**	**7.6%**	9.6%
Others	4.8	2.2%	**5.0**	**2.2%**	3.2%
TOTAL	215.1	100.0%	**229.5**	**100.0%**	6.7%

	Year to Date (US$ million)				
	2006		**2007**		% Chg.
Beer - Chile	197.0	40.1%	**212.6**	**39.5%**	7.9%
Beer - Argentina	49.0	10.0%	**60.8**	**11.3%**	24.2%
Soft Drinks & Mineral Water	138.0	28.1%	**148.8**	**27.7%**	7.9%
Wine	70.5	14.4%	**75.3**	**14.0%**	6.7%
Spririts	27.1	5.5%	**30.4**	**5.6%**	12.0%
Others	9.4	1.9%	**9.8**	**1.8%**	4.2%
TOTAL	491.0	100.0%	**537.7**	**100.0%**	9.5%



GROSS PROFIT

Q2'07   Increased 12.4% to Ch$58,530 million (US$111.1 million) as a result of 6.7% higher revenues and 1.9% higher ***cost of goods sold***, which amounted to Ch$62,406 million (US$118.4 million). The increase in cost of goods sold is explained by the beer businesses in Chile and Argentina, partially offset by the wine business. In Q2'07, the gross profit margin, as a percentage of sales, increased from 45.9% to 48.4%.

YTD   Increased 12.0%, amounting to Ch$149,430 million (US$283.6 million). The consolidated gross margin increased 1.2 percentage points to 52.7%.

OPERATING RESULTS

Q2'07   Amounted to Ch$9,985 million (US$19.0 million), 73.0% higher than Q2'06, mainly due to 12.4% higher gross profit and only 4.8% higher selling, general and administrative (SG&A) expenses. **SG&A** expenses reached Ch$48,545 million (US$92.1 million) in Q2'07, due to higher SG&A expenses in the wine, beer Argentina, soft drinks and beer Chile businesses. SG&A expenses as a percentage of sales decreased from 40.8% in Q2'06 to 40.1% in Q2'07. The consolidated operating margin for the period increased from 5.1% to 8.3% in Q2'07.

YTD   Increased 34.5%, amounting to Ch$45,385 million (US$86.1 million). The consolidated operating margin increased 3.0 percentage points to 16.0%.

Q2'07 SEGMENT CONTRIBUTION TO OPERATING INCOME



- □ Beer - Chile
- ■ Soft Drinks & Mineral Water
- ■ Wine
- □ Spirits



Operating Income and Operating Margin by Segment

	Q2				
	Operating Income (US$ million)			Operating Margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	12.0	**13.6**	**13.5%**	15.7%	**16.9%**
Beer - Argentina	-2.5	**-2.0**	**18.1%**	-13.0%	**-8.8%**
Soft Drinks & Mineral Water	1.2	**3.1**	**164.7%**	2.0%	**5.0%**
Wine	1.0	**3.3**	**237.7%**	2.5%	**8.0%**
Spirits	-0.8	**1.0**	**NM**	-5.2%	**5.6%**
Others	0.1	**-0.1**	**NM**	2.1%	**-1.4%**
TOTAL	11.0	**19.0**	**73.0%**	5.1%	**8.3%**

	Year to Date				
	Operating Income (US$ million)			Operating Margin	
	2006	**2007**	**%Chg**	2006	**2007**
Beer - Chile	51.7	**60.3**	**16.6%**	26.3%	**28.4%**
Beer - Argentina	1.4	**3.4**	**138.5%**	2.9%	**5.5%**
Soft Drinks & Mineral Water	10.4	**15.4**	**48.6%**	7.5%	**10.4%**
Wine	-0.7	**4.1**	**NM**	-1.0%	**5.4%**
Spirits	-0.6	**1.8**	**NM**	-2.1%	**5.8%**
Others	1.8	**1.2**	**-33.3%**	19.2%	**12.3%**
TOTAL	64.0	**86.1**	**34.5%**	13.0%	**16.0%**

EBITDA

Q2'07   Increased 25.3% to Ch$20,848 million (US$39.6 million) compared to Q2'06, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.6 percentage points higher than in Q2'06, reaching 17.2%. The EBITDA margin improved in all business segments during the quarter.

YTD   Increased 21.0%, to Ch$66,939 million (US$127.1 million). The EBITDA margin increased 2.2 percentage points to 23.6%.



Q2'07 SEGMENT CONTRIBUTION TO EBITDA

- □ Beer - Chile
- ■ Beer - Argentina
- ■ Soft Drinks & Mineral Water
- ▨ Wine
- ▨ Spirits
- ▨ Others

Percentages shown: 1.7%, 4.4%, 15.6%, 57.2%, 19.4%, 1.8%

EBITDA by Segment

	Q2				
	EBITDA (US$ million)			EBITDA margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	21.0	**22.6**	**7.8%**	27.4%	**28.0%**
Beer - Argentina	0.4	**0.7**	**67.5%**	2.2%	**3.1%**
Soft Drinks & Mineral Water	6.1	**7.7**	**25.3%**	10.4%	**12.4%**
Wine	3.7	**6.2**	**68.1%**	9.2%	**14.8%**
Spirits	-0.3	**1.7**	**NM**	-1.9%	**9.9%**
Others	0.7	**0.7**	**-4.1%**	14.5%	**13.5%**
TOTAL	31.6	**39.6**	**25.3%**	14.7%	**17.2%**

	Year to Date				
	EBITDA (US$ million)			EBITDA margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	69.8	**78.1**	**12.0%**	35.4%	**36.7%**
Beer - Argentina	7.1	**9.0**	**27.2%**	14.5%	**14.8%**
Soft Drinks & Mineral Water	20.3	**24.5**	**20.6%**	14.7%	**16.5%**
Wine	4.5	**9.5**	**114.2%**	6.3%	**12.7%**
Spirits	0.4	**3.2**	**670.9%**	1.5%	**10.6%**
Others	3.0	**2.7**	**-11.8%**	32.1%	**27.2%**
TOTAL	105.0	**127.1**	**21.0%**	21.4%	**23.6%**



NON-OPERATING RESULTS

Q2'07   Decreased Ch$1,103 million (US$2.1 million) compared to the same quarter last year, from a loss of Ch$1,921 million (US$3.6 million) to a loss of Ch$3,024 million (US$5.7 million). The decrease in non-operating results is mainly explained by:

- ***Other non-operating income/expenses,*** which decreased from a gain of Ch$1,928 million (US$3.7 million) in Q2'06 to a gain of Ch$242 million (US$0.5 million) this quarter, mainly due to a non-recurrent gain on the sale of a property site previously held for sale in Q2'06 (Ch$1,848 million (US$3.5 million)).

- ***Price level restatement,*** which decreased from a loss of Ch$600 million (US$1.1 million) to a loss of Ch$1,046 million (US$2.0 million) in Q2'07, mainly due to the effect of the higher inflation rate during the quarter on the Company's non-monetary assets and liabilities structure.

- ***Equity in net income of related companies,*** decreased from a gain of Ch$64 million (US$0.1 million) in Q2'06 to a loss of Ch$224 million (US$0.4 million) in Q2'07, mainly due to the results of Viña Altaïr and Viña Tabalí, companies in the "development stage" (their results went directly to equity) during 2006, and the consolidation of the operating results of Compañía Cervecera Kunstmann since November 2006.

These negative effects were partially offset by:

- ***Amortization of goodwill,*** which decreased from a loss of Ch$1,410 million (US$2.7 million) to a loss of Ch$662 million (US$1.3 million) in Q2'07 due to a one-time adjustment in goodwill done last year.

- ***Foreign currency exchange results***, which improved from a loss of Ch$294 million (US$0.6 million) to a gain of Ch$274 million (US$0.5 million), mainly due to the dollar variation in the Company's foreign currency structure.

YTD   Decreased from a loss of Ch$3,282 million (US$6.2 million) to a loss of Ch$5,844 million (US$11.1 million).

NET INCOME

Q2'07   Increased 86.5% from Ch$3,372 million (US$6.4 million) to Ch$6,288 million (US$11.9 million), mainly due to improved operating results and lower income taxes, partially offset by lower non-operating results and charges to minority interest.



YTD Increased 30.3% from Ch$24,673 million (US$46.8 million) to Ch$32,160 million (US$61.0 million), mainly due to improved operating results, partially offset by lower non-operating results, negative minority interest and higher income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q2'07.)

BEER CHILE

Revenues increased 5.5% to Ch$42,548 million (US$80.8 million), as a result of 1.9% higher sale volumes and 3.9% higher real average prices.

Operating Income increased 13.5% to Ch$7,172 million (US$13.6 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** increased 6.1% to Ch$18,442 million (US$35.0 million), mainly due to higher direct costs as a consequence of a greater mix of one-way products, higher depreciation and energy costs. As a percentage of sales, cost of goods sold increased from 43.1% in Q2'06 to 43.3% in Q2'07. ***SG&A*** expenses increased 1.8% to Ch$16,934 million (US$32.1 million) mainly due to higher distribution and marketing expenses, which reached 39.8% of sales, 1.4 percentage points lower than in Q2'06, mainly due to a lower marketing expense as a percentage of sales. The operating margin increased from 15.7% in Q2'06 to 16.9% in Q2'07.

EBITDA increased 7.8% to Ch$11,917 million (US$22.6 million), while the EBITDA margin was 28.0% of sales, 0.6 percentage points higher than in Q2'06.

Comments Beer volumes grew 1.9% over the 20.9% growth obtained in Q2'06. During April, Cristal launched a brand extension, Cristal Black Lager, a dark beer, with an intense color and a toasted aroma, in addition to the red beer –Cristal Red Ale– launched a year ago. The premium segment continued with its positive performance, growing by double digits during the quarter.

BEER ARGENTINA

Revenues increased 20.0% to Ch$12,066 million (US$22.9 million), due to 20.8% higher sale volumes, partially offset by 2.0% lower average prices measured in Chilean pesos.

Operating Income improved Ch$236 million (US$0.4 million) from a loss of Ch$1,302 million (US$2.5 million) in Q2'06 to a loss of Ch$1,066 million (US$2.0 million) in Q2'07, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. **Cost of goods sold** increased 22.9%, reaching Ch$7,094 million (US$13.5 million) this quarter. As a percentage of sales, cost of goods sold increased from 57.4% in Q2'06 to 58.8% in Q2'07, mainly due to higher direct costs as a consequence of a higher mix of premium and one-way products, as well as higher salaries, energy costs and costs related to the production contract with ICSA at the Luján plant, partially offset by lower depreciation expense. **SG&A** expenses increased 8.2% from Ch$5,579 million (US$10.6 million) in Q2'06 to Ch$6,038 million (US$11.5 million) in Q2'07. As a percentage of sales, SG&A expenses decreased from 55.5% to 50.0% mainly due to a lower marketing rate and the dilution of some fixed expenses.

EBITDA increased 67.5%, from Ch$223 million (US$0.4 million) in Q2'06 to Ch$374 million (US$0.7 million) this quarter, while the EBITDA margin was 3.1% in Q2'07, 0.9 percentage points higher than in Q2'06.

Comments The profitability of this segment continues improving, with higher volumes and better prices. Prices increased from US$43 per HL in Q2'06 to US$48 per HL in Q2'07. Sale volumes increased mainly in the Budweiser, Heineken and Schneider brands.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 4.6% to Ch$32,581 million (US$61.8 million), mainly due to higher soft drink prices.

Operating Income increased 164.7% from Ch$619 million (US$1.2 million) in Q2'06 to Ch$1,638 million (US$3.1 million) this quarter, as a result of higher revenues and slightly lower cost of goods sold, partially offset by higher SG&A expenses. **Cost of goods sold** decreased 0.2% to Ch$16,031 million (US$30.4 million). As a percentage of sales, cost of goods sold decreased from 51.6% in Q2'06 to 49.2% in Q2'07, mainly due to lower per unit direct costs. **SG&A** expenses increased 3.0% to Ch$14,912 million (US$28.3 million). As a percentage of sales, SG&A expenses decreased from 46.5% in Q2'06 to 45.8% in Q2'07 mainly due to lower personnel expenses and depreciation, partially offset by higher marketing expenses. The operating



margin improved 3.0 percentage points, from 2.0% in Q2'06 to 5.0% in Q2'07.

EBITDA improved 25.3%, from Ch$3,232 million (US$6.1 million) in Q2'06 to Ch$4,049 million (US$7.7 million) this quarter, while the EBITDA margin increased to 12.4% in Q2'07, from 10.4% in Q2'06.

Comments During May, a new juice was launched, "Watt's Kids", a nectar especially targeted for kids, enriched with additional calcium, vitamins and with no sugar added, in a 250cc plastic bottle. Nectar performance continued very strong during the quarter, growing 22.0% its sale volumes. Mineral water sale volumes were affected by the higher competition of purified waters.

WINE

Revenues increased 5.0% to Ch$21,930 million (US$41.6 million), due to higher volumes in Chile and Argentina and higher prices in the Chilean export market and the Argentine wine business, measured in Chilean pesos, partially offset by lower prices in the Chilean domestic market.

Operating Income increased 237.7% to Ch$1,759 million (US$3.3 million) in Q2'07, mainly due to higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. ***Cost of goods sold*** decreased 10.0% from Ch$14,947 million (US$28.4 million) in Q2'06 to Ch$13,457 million (US$25.5 million) this quarter, mainly due to lower direct costs associated with the 2006 harvest. ***SG&A*** expenses increased 24.0% to Ch$6,714 million (US$12.7 million), mainly due to higher investment in marketing, personnel and distribution expenses. As a percentage of sales increased from 25.9% in Q2'06 to 30.6% in Q2'07. Accordingly, the operating margin increased from 2.5% in Q2'06 to 8.0% in Q2'07.

EBITDA increased 68.1% from Ch$1,930 million (US$3.7 million) to Ch$3,245 million (US$6.2 million) in Q2'07, while the EBITDA margin increased from 9.2% in Q2'06 to 14.8% this quarter.

Comments The profitability of this segment improved during the quarter, with higher volume sales in Chile and Argentina, lower costs of raw materials and higher export prices in dollar terms. Higher volume sales in the Chilean domestic market were partially due to lower prices, a consequence of lower wine costs. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continue improving its results.

SPIRITS

Revenues increased 9.6% to Ch$9,181 million (US$17.4 million), due to 3.7% higher volumes and 5.5% higher average prices.

Operating Income improved Ch$957 million (US$1.8 million), from a loss of Ch$438 million (US$0.8 million) in Q2'06 to a gain of Ch$519 million (US$1.0 million in Q2'07, due to higher revenues, lower cost of goods sold and SG&A expenses. **Cost of goods sold** decreased 1.9% from Ch$5,243 million (US$10.0 million) in Q2'06 to Ch$5,146 million (US$9.8 million) this quarter. As a percentage of sales, cost of goods sold decreased from 62.6% in Q2'06 to 56.0% in Q2'07, mainly due to lower direct costs associated with the 2006 harvest. **SG&A** expenses decreased 1.5% to Ch$3,517 million (US$6.7 million). As a percentage of sales, SG&A expenses decreased from 42.6% in Q2'06 to 38.3% in Q2'07, mainly due to lower marketing expenses. Accordingly, the operating margin improved from negative 5.2% in Q2'06 to positive 5.6% in Q2'07.

EBITDA improved Ch$1,070 million (US$2.0 million) from a loss of Ch$161 million (US$0.3 million) to a gain of Ch$909 million (US$1.7 million), while the EBITDA margin improved from a negative 1.9% to a positive 9.9%.

Comments The profitability of this segment continued improving as a consequence of higher prices due to the focus of CPCh on premium pisco products and cocktails, as well as the lower cost of raw materials. Additionally, in May, CPCh launched an imported rum "Sierra Morena", entering a new market category that has been growing very fast in the past several years in Chile.

(Five exhibits to follow)



Exhibit 1: Income Statement (Second Quarter 2007)

	Ch$ millions		US$ millions [1]		%
	Q2'07	Q2'06	Q2'07	Q2'06	Change
Net sales	120,936	113,343	229.5	215.1	6.7%
Cost of goods sold	(62,406)	(61,272)	(118.4)	(116.3)	1.9%
% of sales	51.6%	54.1%	51.6%	54.1%	
Gross profit	58,530	52,071	111.1	98.8	12.4%
% of sales	48.4%	45.9%	48.4%	45.9%	
SG&A	(48,545)	(46,300)	(92.1)	(87.9)	4.8%
% of sales	40.1%	40.8%	40.1%	40.8%	
Operating income	9,985	5,770	19.0	11.0	73.0%
% of sales	8.3%	5.1%	8.3%	5.1%	
Non-operating result					
Financial income	320	222	0.6	0.4	44.1%
Equity in NI of rel. companies	(224)	64	(0.4)	0.1	NM
Other non-operating income	1,062	2,434	2.0	4.6	-56.4%
Amortization of goodwill	(662)	(1,410)	(1.3)	(2.7)	-53.1%
Interest expenses	(1,928)	(1,831)	(3.7)	(3.5)	5.3%
Other non-operating expenses	(820)	(506)	(1.6)	(1.0)	62.2%
Price level restatement	(1,046)	(600)	(2.0)	(1.1)	74.4%
Currency exchange result	274	(294)	0.5	(0.6)	NM
Total	(3,024)	(1,921)	(5.7)	(3.6)	57.4%
Income before taxes	6,961	3,849	13.2	7.3	80.8%
Income taxes	(258)	(865)	(0.5)	(1.6)	-70.1%
Tax rate	3.7%	22.5%	3.7%	22.5%	
Minority interest	(427)	375	(0.8)	0.7	NM
Amort. of negative goodwill	13	13	0.0	0.0	-2.4%
Net income	6,288	3,372	11.9	6.4	86.5%
% of sales	5.2%	3.0%	5.2%	3.0%	
Earnings per share	19.74	10.59	0.04	0.02	86.5%
Earnings per ADR	98.71	52.94	0.19	0.10	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	10,721	10,705	20.3	20.3	0.1%
Amortization	142	167	0.3	0.3	-14.9%
EBITDA	20,848	16,642	39.6	31.6	25.3%
% of sales	17.2%	14.7%	17.2%	14.7%	
Capital expenditures	14,012	10,168	26.6	19.3	37.8%

(1) Exchange rate: US$1.00 = Ch$526.86



Exhibit 2: Income Statement (Six Months Ended June 30, 2007)

	Ch$ millions		US$ millions [(1)]		%
	30-June-07	30-June-06	30-June-07	30-June-06	Change
Net sales	283,301	258,674	537.7	491.0	9.5%
Cost of goods sold	(133,871)	(125,237)	(254.1)	(237.7)	6.9%
% of sales	47.3%	48.4%	47.3%	48.4%	
Gross profit	149,430	133,437	283.6	253.3	12.0%
% of sales	52.7%	51.6%	52.7%	51.6%	
SG&A	(104,044)	(99,695)	(197.5)	(189.2)	4.4%
% of sales	36.7%	38.5%	36.7%	38.5%	
Operating income	45,385	33,743	86.1	64.0	34.5%
% of sales	16.0%	13.0%	16.0%	13.0%	
Non-operating result					
Financial income	1,225	1,228	2.3	2.3	-0.3%
Equity in NI of rel. companies	(284)	76	(0.5)	0.1	NM
Other non-operating income	1,535	2,714	2.9	5.2	-43.4%
Amortization of goodwill	(1,342)	(2,300)	(2.5)	(4.4)	-41.7%
Interest expense	(3,902)	(3,796)	(7.4)	(7.2)	2.8%
Other non-operating expenses	(2,306)	(608)	(4.4)	(1.2)	279.2%
Price level restatement	(1,127)	(98)	(2.1)	(0.2)	1053.4%
Currency exchange result	356	(499)	0.7	(0.9)	NM
Total	(5,844)	(3,282)	(11.1)	(6.2)	78.1%
Income before taxes	39,541	30,461	75.1	57.8	29.8%
Income taxes	(6,722)	(6,416)	(12.8)	(12.2)	4.8%
Tax rate	17.0%	21.1%	17.0%	21.1%	
Minority interest	(685)	603	(1.3)	1.1	NM
Amort. of negative goodwill	26	25	0.0	0.0	1.1%
Net income	32,160	24,673	61.0	46.8	30.3%
% of sales	11.4%	9.5%	11.4%	9.5%	
Earnings per share	100.97	77.46	0.19	0.15	30.3%
Earnings per ADR	504.86	387.32	0.96	0.74	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	21,266	21,289	40.4	40.4	-0.1%
Amortization	288	308	0.5	0.6	-6.6%
EBITDA	66,939	55,339	127.1	105.0	21.0%
% of sales	23.6%	21.4%	23.6%	21.4%	
Capital expenditures	22,428	18,109	42.6	34.4	23.9%

(1) Exchange rate: US$1.00 = Ch$526.86

CCU

Exhibit 3: Segment Information - Second Quarter 2007

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Spirits		Others	
	2007	2006	2007	2006*	2007	2006	2007	2006	2007	2006	2007	2006
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	41,716	39,436	11,994	10,132	32,393	30,981	20,055	19,585	9,081	8,305	2,630	2,549
Other products	832	890	72	-81	188	177	1,875	1,299	100	71	0	0
Total	42,548	40,325	12,066	10,051	32,581	31,158	21,930	20,884	9,181	8,376	2,630	2,549
% change	5.5%		20.0%		4.6%		5.0%		9.6%		3.2%	
Cost of sales	(18,442)	(17,378)	(7,094)	(5,774)	(16,031)	(16,065)	(13,457)	(14,947)	(5,146)	(5,243)	(2,236)	(1,865)
% of sales	43.3%	43.1%	58.8%	57.4%	49.2%	51.6%	61.4%	71.6%	56.0%	62.6%	85.0%	73.2%
SG&A	(16,934)	(16,630)	(6,038)	(5,579)	(14,912)	(14,474)	(6,714)	(5,416)	(3,517)	(3,571)	(430)	(631)
% of sales	39.8%	41.2%	50.0%	55.5%	45.8%	46.5%	30.6%	25.9%	38.3%	42.6%	16.3%	24.7%
Operating profit	7,172	6,318	(1,066)	(1,302)	1,638	619	1,759	521	519	(438)	(36)	53
% change	13.5%		-18.1%		164.7%		237.7%		NM		NM	
% of sales	16.9%	15.7%	-8.8%	-13.0%	5.0%	2.0%	8.0%	2.5%	5.6%	-5.2%	-1.4%	2.1%
Depreciation	4,740	4,732	1,403	1,483	2,411	2,613	1,391	1,315	384	246	391	317
Amortization	5	(0)	37	42	0	(0)	94	94	6	31	0	(0)
EBITDA	11,917	11,050	374	223	4,049	3,232	3,245	1,930	909	(161)	355	370
% change	7.8%		67.5%		25.3%		68.1%		NM		-4.1%	
% of sales	28.0%	27.4%	3.1%	2.2%	12.4%	10.4%	14.8%	9.2%	9.9%	-1.9%	13.5%	14.5%

* Other products revenues are explained by the reverse of bottle sales.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Spirits	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	881,170	865,119	502,084	415,767	1,066,219	1,067,122	237,301	230,855	51,963	50,112
% change	1.9%		20.8%		-0.1%		2.8%		3.7%	

Soft Drinks	
721,460	729,187
-1.1%	
Nectars	
157,380	129,034
22.0%	
Mineral Water	
187,379	208,900
-10.3%	

Chile - Domestic	
125,666	120,730
4.1%	
Chile Bottled Exports	
98,595	98,482
0.1%	
Argentina	
13,040	11,644
12.0%	

* Volumes include exports of 38,321 HL (14,286 HL to Chile) and 13,107 HL (7,830 HL to Chile) in Q2'07 and Q2'06 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 18.8 million and 18.8 million in Q2'07 and Q2'06 respectively.

*** Volumes do not include bulk volumes of 36,867 HL (30,437 HL from Chile exports and 6,430 HL from Argentina) and 19,519 HL (18,139 HL from Chile exports and 1,380 HL from Argentina) in Q2'07 and Q2'06 respectively.

	Beer - Chile		Beer - Argentina		Total		Total		Spirits	
Price (Ch$ / HL)	47,341	45,584	23,888	24,369	30,381	29,032	84,514	84,836	174,767	165,730
% change (real)	3.9%		-2.0%		4.6%		-0.4%		5.5%	

Soft Drinks	
29,202	27,773
5.1%	
Nectars	
41,996	41,971
0.1%	
Mineral Water	
25,164	25,433
-1.1%	

Chile - Domestic	
53,444	59,230
-9.8%	
Chile Bottled Exports	
119,515	113,072
5.7%	
Argentina	
119,291	111,520
7.0%	



Exhibit 4: Segment Information - Six Months Ended June 30, 2007

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Spirits		Others	
	2007	2006	2007	2006*	2007	2006	2007	2006	2007	2006	2007	2006
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	110,228	102,098	31,811	25,854	77,940	72,355	36,496	34,801	15,816	14,148	5,154	4,947
Other products	1,794	1,682	238	-54	473	338	3,170	2,365	181	140	0	0
Total	112,022	103,780	32,049	25,800	78,413	72,693	39,666	37,166	15,997	14,288	5,154	4,947
% change	7.9%		24.2%		7.9%		6.7%		12.0%		4.2%	
Cost of sales	(42,495)	(38,563)	(16,290)	(12,762)	(37,150)	(35,238)	(25,206)	(26,786)	(8,999)	(8,792)	(3,732)	(3,096)
% of sales	37.9%	37.2%	50.8%	49.5%	47.4%	48.5%	63.5%	72.1%	56.3%	61.5%	72.4%	62.6%
SG&A	(37,756)	(37,966)	(13,984)	(12,294)	(33,125)	(31,977)	(12,318)	(10,755)	(6,073)	(5,800)	(790)	(903)
% of sales	33.7%	36.6%	43.6%	47.7%	42.2%	44.0%	31.1%	28.9%	38.0%	40.6%	15.3%	18.2%
Operating profit	31,772	27,251	1,775	744	8,138	5,478	2,142	(375)	925	(304)	633	948
% change	16.6%		138.5%		48.6%		NM		NM		-33.3%	
% of sales	28.4%	26.3%	5.5%	2.9%	10.4%	7.5%	5.4%	-1.0%	5.8%	-2.1%	12.3%	19.2%
Depreciation	9,381	9,498	2,900	2,908	4,772	5,224	2,693	2,531	753	489	767	639
Amortization	9	1	76	83	0	1	189	189	13	34	0	0
EBITDA	41,163	36,750	4,752	3,735	12,911	10,703	5,024	2,346	1,691	219	1,400	1,587
% change	12.0%		27.2%		20.6%		114.2%		670.9%		-11.8%	
% of sales	36.7%	35.4%	14.8%	14.5%	16.5%	14.7%	12.7%	6.3%	10.6%	1.5%	27.2%	32.1%

* Other products revenues are explained by the reverse of bottle sales.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Spirits	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	2,332,654	2,235,212	1,265,733	1,088,774	2,578,515	2,479,079	426,931	402,818	91,489	85,537
% change	4.4%		16.3%		4.0%		6.0%		7.0%	

Soft Drinks
1,706,009   1,647,292
3.6%
Nectars
311,579   246,617
26.3%
Mineral Water
560,926   585,170
-4.1%

Chile - Domestic
222,380   211,995
4.9%
Chile Bottled Exports
181,842   172,813
5.2%

Argentina
22,709   18,010
26.1%

* Volumes include exports of 86,287 HL (27,253 HL to Chile) and 31,517 HL (14,820 HL to Chile) in 2007 and 2006 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 45.4 million and 43.7 million in 2007 and 2006, respectively.

*** Volumes do not include bulk volumes of 63,377 HL (49,777 HL from Chile exports and 13,600 HL from Argentina) and 36,880 HL (31,960 HL from Chile exports and 0 HL from Argentina) in 2007 and 2006 respectively.

					Total		Total			
Price (Ch$ / HL)	47,254	45,677	25,133	23,746	30,227	29,186	85,484	86,393	172,872	165,404
% change (real)	3.5%		5.8%		3.6%		-1.1%		4.5%	

Soft Drinks
29,453   28,368
3.8%
Nectars
42,516   42,749
-0.5%
Mineral Water
25,752   25,773
-0.1%

Chile - Domestic
54,000   60,716
-11.1%
Chile - Export
119,761   115,408
3.8%

Argentina
119,321   110,223
8.3%



Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions [1]		%
	30-June-07	30-June-06	30-June-07	30-June-06	Change
ASSETS					
Cash & equivalents	41,284	61,874	78.4	117.4	-33.3%
Other current assets	177,527	166,065	337.0	315.2	6.9%
Total current assets	218,811	227,939	415.3	432.6	-4.0%
PP&E, net	352,421	336,903	668.9	639.5	4.6%
Other assets	102,424	82,183	194.4	156.0	24.6%
TOTAL ASSETS	673,657	647,025	1,278.6	1,228.1	4.1%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt [2]	13,144	31,880	24.9	60.5	-58.8%
Other current liabilities	87,196	75,741	165.5	143.8	15.1%
Total current liabilities	100,340	107,621	190.4	204.3	-6.8%
Long-term debt [2]	116,175	122,919	220.5	233.3	-5.5%
Other long-term liabilities	46,706	37,502	88.7	71.2	24.5%
Total long-term liabilities	162,882	160,422	309.2	304.5	1.5%
Minority interest	49,673	41,658	94.3	79.1	19.2%
Stockholders' equity	360,762	337,324	684.7	640.3	6.9%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	673,657	647,025	1,278.6	1,228.1	4.1%

OTHER FINANCIAL INFORMATION

Total financial debt	129,320	154,799	245.5	293.8	-16.5%
Net debt [3]	88,036	92,926	167.1	176.4	-5.3%
Liquidity ratio	2.18	2.12			
Debt / Capitalization	0.24	0.29			

(1) Exchange rate: US$1.00 = Ch$526.86

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents